Ligand Pharmaceuticals Incorporated

10275 Science Center Drive

San Diego, California 92121

November 6, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey Riedler and Nandini Acharya Mail Stop 4720

	Re:	Ligand Pharmaceuticals Incorporated Registration Statement on Form S-4 (File No. 333-162238)

Ladies and Gentlemen:

Ligand Pharmaceuticals Incorporated (the “Company”), in connection with its filing of an amendment to its Registration Statement on Form S-4 under the Securities Act (File No. 333-162238), hereby responds to the Staff’s comment raised in the Staff’s comment letter dated October 14, 2009 (the “Comment Letter”). For ease of reference, the Staff’s single comment is reproduced below in its entirety, and the Company’s response immediately follows.

Incorporation by Reference, page 111

1.	As Neurogen Corporation does not appear to meet the eligibility requirement of General Instruction I.B.1 of Form S-3, pursuant to Schedule 14A, Item 13(b)(2), please confirm that copies of the information incorporated by reference related to Neurogen will be delivered to security holders with the proxy statement. Please also confirm to us that the registration statement will be amended to specifically incorporate by reference any additional periodic reports filed by Neurogen as Neurogen is not eligible to forward incorporate by reference.

Company Response. We confirm that copies of the information incorporated by reference related to Neurogen at the time the registration statement is declared effective will be delivered to security holders with the proxy statement.

We also confirm that the registration statement will be amended to specifically incorporate any additional material periodic reports filed by Neurogen.

Should you have any questions or comments with respect to the foregoing, please contact Michael J. Brown of Stradling Yocca Carlson & Rauth, our outside SEC counsel, at 858-926-3007.

Very truly yours,

By:	/s/ John P. Sharp
John P. Sharp Chief Financial Officer

cc:	Michael J. Brown, Esq.
Stradling Yocca Carlson & Rauth
4365 Executive Drive, Suite 1500
San Diego, CA 92121